June 8, 2005



Mail Stop 04-08

By U.S. Mail and facsimile to (414) 354-5342

Mr. Michael T. Crowley, Jr.
Chairman, President & Chief Executive Officer
Bank Mutual Corporation
4949 West Brown Deer Road
Milwaukee, WI 53223


Re:	Bank Mutual Corporation
	Form 10-K for the fiscal year ended December 31, 2004
	Filed March 11, 2005
	File Number: 000-31207


Dear Mr. Crowley:

      We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K; filed on March 11, 2005

Notes to Consolidated Financial Statements

Note 13. Financial Instruments with Off-Balance-Sheet Risk - page
96

1. You disclose in your filing that you participate in the FHLB Mortgage Partnership Finance Program. You also state that you provide contractually agreed-upon credit enhancements, perform servicing for these loans, and receive an agency fees which are reported as a component of gain on sale of loans. Please explain to us the following:

* Please tell us how you determined that these transfers of mortgage loans qualified for sale treatment in accordance with paragraph 9 of
SFAS No. 140. Specifically address how you considered the retained interest and recourse provisions related to your credit enhancements on these loans in making your determination, especially since this is a direct transfer rather than a two-step sale.

* Tell us whether you obtained true sale legal opinions covering these transactions to ensure that they met the requirements of SFAS
140. Specifically tell us how you considered bankruptcy and FDIC receivership in assessing legal isolation.

* If you have copies of such legal opinions, please provide them to us with your response letter.

* Tell us the journal entries you recorded for these transactions which resulted in the recognition of gains on sale of loans, and tell us the accounting literature on which you relied.

* Provide us a detail of the gain on sale of loans line item for all periods presented, which specifically differentiates between the gains recognized as a result of transactions with the FHLB -
Chicago
and transactions with other parties.


* Quantify for us the amount of loans transferred to the FHLB -
Chicago for all periods presented.

* * * * *

       As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:


* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact John Spitz at (202) 551-3484 or me at (202)
551-3490 if you have questions.


Sincerely,


Donald Walker
Senior Assistant Chief Accountant

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Mr. Michael T. Crowley, Jr.
Bank Mutual Corporation
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